EXHIBIT I

Press Release                      Source: Pacific Coast Investment Partners LLC

PACIFIC COAST INVESTMENT PARTNERS LLC ANNOUNCES NEW FINANCING PROPOSAL FOR WORKFLOW MANAGEMENT, INC.

Monday March 29, 2004, 12:25 pm ET

SAN DIEGO -- (BUSINESS WIRE) -- March 29, 2004 -- Pacific Coast Investment Partners LLC, a private investment firm headquartered in San Diego, California ("Pacific Coast") announced today that it has secured a proposal from a well known institutional lender to provide Workflow Management Inc. (NasdaqNM: WORK) with a new senior revolving credit facility and term loan in the maximum combined amount of $115 million to replace the previously proposed Bank of America financing facilities in the identical amount. Pacific Coast also informed the company that it had additionally received a formal proposal letter from Silver Point Finance, LLC ("Silver Point") reaffirming its intent to provide Workflow with its proposed $60 million junior "Term B" loan on the same terms it had previously proposed in combination with Bank of America in combination with the proposed new senior secured financing.

Both the new institutional senior lender and Silver Point proposals are subject to acceptance by Workflow, completion of due diligence, and other ordinary and customary conditions precedent to closing, which is contemplated by the proposals to occur on or before April 30, 2004 concurrently with the previously announced proposed $30 million equity financing to be led by several current significant shareholders of Workflow Management based on a valuation of $4.87 per share and conditioned, in addition to other ordinary and customary conditions precedent to closing, upon the concurrent closing of the proposed debt financing as well as the seating of the additional seven Directors previously proposed by Pacific Coast.

Pacific Coast also announced that it had informed Workflow that its press release of Friday, March 26 concerning the withdrawal of Bank of America's financing proposal was incomplete and misleading. In its letter to the Workflow Board, Pacific Coast accused the Board of Directors of a breach of their fiduciary obligations to Workflow's shareholders due to the company's release of an incomplete press release issued on Friday March 26, 2004 relating to the withdrawal by Bank of America from a previously announced refinancing plan for Workflow arranged by Pacific Coast.

Specifically, Pacific Coast stated in its letter that Workflow's Board failed to disclose the true reason for Bank of America's rescission of its financing proposal, as Bank of America's letter specifically stated that it had been "threatened with a claim that the Bank had accepted an agreement restricting the Bank's ability to provide the proposed financing." Bank of America's letter went on to say, "Without acknowledging or refuting the merits of the claim, the Bank has elected to withdraw the proposal."

Pacific Coast additionally charged in its letter that Workflow's Board not only failed to disclose this material fact, but additionally did not disclose that Bank of America's withdrawal was personal to it, and did not impact the continuing interest of Silver Point Finance, LLC in providing its previously proposed $60 million junior "Term B" loan to Workflow in combination with a new potential senior lender to replace Bank of America.

Pacific Coast further stated in its letter to Workflow's Board, "You have previously spurned our good faith offers to work cooperatively with you in completing a recapitalization and refinancing of Workflow for the benefit of all of its shareholders, employees, vendors, and other stakeholders. We again urge you to join with us in good faith to timely refinance and recapitalize the company prior to the scheduled maturity date of its existing bank debt, and to withdraw your support of the proposed going-private transaction in accordance with Section 5.2(d) of the Merger Agreement."

Pacific Coast remains committed to the defeat of the agreement and plan of merger between Workflow Management, Inc. and WF Holdings, Inc., an entity formed and controlled by Perseus, L.L.C. and The Renaissance Group, LLC, as it believes that a recapitalization and timely refinancing of Workflow's obligations remains in the long-term best interests of Workflow Management shareholders.

Contact:

James Chadwick
Pacific Coast Investment Partners LLC
858-436-2404